VIVOPOWER INTERNATIONAL PLC

23 Hanover Square

Mayfair

London W1S 1JB, UK

November 23, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      VivoPower International PLC

Registration Statement on Form F-4

Registration No. 333-213297

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, VivoPower International PLC (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on November 28, 2016 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

In connection with our submission of this request, we acknowledge that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Eric Schwartz of Graubard Miller at (212) 818-8602.

Very truly yours,

VIVOPOWER INTERNATIONAL PLC

By: /s/ Philip Comberg Name: Philip Comberg Title: Chief Executive Officer